UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

100 Avebury Boulevard, Milton Keynes, MK9 1FH

London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Second Quarter 2024 Financial Results

Subscription revenue growth reached 21% in USD and 25% in FXN

Gross profit increased by 29% in USD and 34% in FXN, reaching a margin of 74%

Non-GAAP operating income margin reached 11%, representing a 15p.p. YoY expansion

NEW YORK, August 6, 2024 – VTEX (NYSE: VTEX), the composable and complete commerce platform for premier brands and retailers, today announced results for the second quarter of 2024 ended June 30, 2024. VTEX results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “VTEX’s profitable growth strategy is making strides, demonstrated by eight consecutive quarters of double-digits year-over-year operating margin expansion while delivering a high-growth pace. The VTEX Platform global competitive position strengthens as we evolve our product offering and garner industry analyst recognition, and our operational results are boosted by costs optimization and expenses discipline. These efforts reinforce our vision to become the backbone of connected commerce and deliver our long-term growth ambitions”. Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “VTEX continues to see strong sales momentum. We welcome new customers in Australia, Brazil, Mexico, Portugal, and the US, among other countries. Additionally, our existing customers continue to validate our global platform, with Motorola expanding to Sweden and Hearst going live with the Cosmopolitan marketplace in the US. On top of that, the success of our first European event, VTEX Connect Europe, showcases our commitment to global expansion, boosting brand awareness and recognition in the European region. We are encouraged by our growth journey as we continue executing globally”.

Second Quarter 2024 Financial Highlights

•	GMV reached US$4.4 billion in the second quarter of 2024, representing an YoY increase of 15.6% in USD and 19.4% on an FX neutral basis.

•

Total revenue increased to US$56.5 million in the second quarter of 2024 from US$47.9 million in the second quarter of 2023, representing a YoY increase of 18.1% in USD and 21.9% on an FX neutral basis.

•

Subscription revenue represented 95.5% of total revenues, reaching to US$54.0 million in the second quarter of 2024, from US$44.8 million in the second quarter of 2023. This represents a YoY increase of 20.6% in USD and 24.7% on an FX neutral basis.

•

Non-GAAP subscription gross profit was US$42.2 million in the second quarter of 2024, compared to US$33.7 million in the second quarter of 2023, representing a YoY increase of 25.1% in USD and 30.1% on an FX neutral basis.

•

Non-GAAP subscription gross margin was 78.1% in the second quarter of 2024, compared to 75.3% in the same quarter of 2023. The YoY margin expansion of 285 bps was mainly attributable to the ongoing monitoring of cloud investments, migrating microservices to more efficient solutions, among other impacts.

•	Non-GAAP income from operations was US$6.4 million during the second quarter of 2024, compared to a Non-GAAP loss from operations of US$1.5 million in the same quarter of 2023.

•	Non-GAAP positive free cash flow was US$3.2 million during the second quarter of 2024, compared to a Non-GAAP negative free cash flow of US$3.3 million in the same quarter of 2023.

•	As of June 30, 2024, our total headcount was 1,339, increasing 0.4% QoQ and 2.6% YoY.

Second Quarter 2024 Commercial Highlights:

•

New customers who initiated their operations with us, among others: Chooze in Australia; Armani, Colormaq, Drogal, and PneuBarato in Brazil; The Line Group in Chile; Addi marketplace in Colombia; Grupo Nazan and Librerías Gandhi in Mexico; Ageas Seguros in Portugal; and MyEyeDr in the US.

•	Existing customers expanding their operations with us by opening new online stores, among others:

•	Essity, who added four brands in Colombia, now operating with 11 brands across five countries in Latam;

•	Hearst, who added Cosmopolitan, now operating with three stores in the US;

•	Multilaser in Brazil, who added a new brand, DJI, now operating with three stores in the country;

•	Motorola, who added a store in Sweden, now operating across APAC, Canada, EMEA, Latam, and the US

•	Nike, who added a store in Uruguay, now operating in four countries across Latam; and

•	Victoria’s Secret, who added a store in El Salvador, now operating in 12 countries across Latam.

•	Second Quarter 2024 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•	Zero friction onboarding and collaboration:

•

Ageas Seguros, the largest insurance provider in Belgium and a leader in 14 other countries, partnered with VTEX to launch a new marketplace in Portugal under their Médis brand. VTEX’s unique native marketplace capability, combined with its robust front-end features, including the Store Framework and optimized checkout flow, allowed the customer to integrate multiple payment methods and gift card options optimally. Furthermore, by adopting the VTEX Seller Portal, Ageas Seguros can now efficiently and seamlessly onboard sellers, creating an innovative healthcare ecosystem.

•

Chooze, an Australian disability equipment distributor supporting disabled and aging Australians, has launched its operations with VTEX, leveraging its out-of-the-box features such as marketplace, seller portal, OMS, and VTEX IO. Seeking to ensure the best customer experience, and with 134 sellers and over 18,000 products, Chooze allows easy product comparisons and purchases from multiple sellers and creates customized NDIS-friendly invoicing for multi-shop purchases using VTEX IO IPaaS, simplifying claims and reducing delays. Alongside VTEX, Chooze is setting a new standard in disability and aged care shopping.

•

Pague Menos, a leading pharmacy retail chain in Brazil, recognized the pivotal role of Retail Media as the next frontier in advertising. Leveraging VTEX Ads Network, Pague Menos now efficiently manages its advertising space, aligning promotions with consumer behavior to drive sales without the burden of managing numerous separate advertiser relationships. This integration expanded their reach, opened new sales channels, and delivered immediate sales and revenue increases while enhancing advertisers’ performance metrics and ROAS. With VTEX Ads Network’s scalable and performance-driven approach, Pague Menos is poised to drive further growth.

•	Single control panel for every order:

•

Librerías Gandhi, a leading Mexican bookstore chain with 49 physical stores and a central distribution center, partnered with VTEX to enhance their omnichannel capabilities. They integrated their 4.5 million SKUs across all sales channels, enabling sales and inventory management from each store, enabling in-store pickup. Using VTEX, they can now offer same-day delivery in Mexico City and extend their reach through marketplace integrations with Walmart Mexico and Mercado Libre.

•

Launched a new version of the VTEX Sales App, introducing key enhancements to support sales representatives. These improvements include identifying consumers and accessing their complete online profile and purchase history with the brand. Sales representatives now benefit from offering a more personalized shopping experience, gaining better visibility into customized promotions at an SKU level, and monitoring out-of-stock items and delivery options more easily. With enhanced customer identification, sales reps can more effectively target in-store visitors, driving higher conversion rates and cross-selling opportunities.

•	Commerce on auto-pilot and co-pilot:

•

Cosmo Music, a leader in musical instrument rentals in Canada, leveraged VTEX’s platform to ensure a seamless and uninterrupted customer journey. Right after the migration, Cosmo Rentals has already achieved stable rental orders YoY. Its architecture integrates advanced features like a one-page checkout, enhanced rental management, and intuitive interfaces for managing multiple business rules and customer journeys. These improvements better serve its diverse customer base and lay a foundation for its future growth.

•

Dior, the renowned French luxury fashion and beauty brand, integrated its physical and online channels in Chile, delivering a unified, consistent shopping experience across all touchpoints. As a result, Dior experienced an astounding more than 100% YoY orders spike in the first half of 2024. In partnership with VTEX, Dior continues to navigate its digital transformation, partnering with VTEX in Argentina and planning to expand the partnership across Latin America.

•

Doto, a marketplace for electronic devices, expanded its reach using the VTEX platform in Mexico, enhancing usability and user experience. Leveraging VTEX’s A/B Testing and workspaces, Doto was able to test several go-to-market strategies, such as its Double Buy Box, with “Save Time” and “Save Money” delivery options, which increased user interaction and loyalty, boosting conversions by 19%. Additionally, VTEX IO allowed Doto to manage its infrastructure natively, leading to a 27% increase in site visibility and a 26% rise in returning user visits. With VTEX Sales App and VTEX Intelligent Search, Doto’s omnichannel strategy balances logistical efficiency and customer satisfaction, solidifying its ecommerce leadership.

•

H Mart, the largest Asian supermarket chain in the US, migrated to VTEX, launching two new online stores in March, unifying its perishable and nonperishable items with its fresh goods systems. In the second quarter, H Mart began integrating its physical stores, starting with California locations, enhancing its ecommerce capabilities with VTEX’s pick-and-pack app and precise product visibility. This combined with H Mart’s ERP for inventory, pricing, tax automation, and payment processing integration, enables consumers to order all sorts of goods in the same cart, leveraging real-time store inventory availability and access to optimized delivery options.

•	The development platform of choice for digital commerce:

•

Addi, a Buy Now, Pay Later payment method provider in Colombia, has expanded into a marketplace using the VTEX platform. This strategic move aimed to connect its existing merchants, most of whom were VTEX customers, and enable them to use Addi’s payment method via a mobile app. The app, built on VTEX robust marketplace architecture, already serves over 1 million consumers and integrates both VTEX and non-VTEX sellers through the Seller Portal. Developed with VTEX authentication protocol, VTEX IO Store Framework, and Amplitude analytics, the Addi Payment Connector is also certified through the Payment Provider Protocol. The new platform has significantly boosted Addi’s market presence and growth in its first three months.

Business Outlook

Although the macroeconomic scenario remains uncertain, VTEX is well-positioned to capture an attractive market opportunity. We are closely monitoring the performance of our customers and sales funnel and taking necessary actions to ensure our business’ profitable growth and success. We remain encouraged by our sales momentum and operational leverage.

In this context, for the third quarter of 2024, we are targeting FX neutral YoY revenue growth of 18% to 20%, implying a US$56.0 million to US$57.0 million range.

For the full year 2024, we will continue executing our profitable growth strategy. We are increasing our FX neutral YoY revenue growth target to 18% to 20%, implying a range of US$231 million to US$235 million based on July’s average FX rate. We are also raising our free cash flow and non-GAAP operating income margins target to a range of high single digits to low teens.

We are confident in VTEX’s ability to navigate the uncertainties posed by the current macroeconomic scenario. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three and six months ended June 30, 2024 and 2023.

	Three months ended June 30,		Six months ended June 30,
In thousands of U.S. dollars, unless otherwise indicated	2024	2023	2024	2023
GMV	4,437.5	3,838.5	8,474.4	7,142.2
GMV growth YoY FXN (1)	19.4%	21.2%	19.8%	20.9%
Revenue	56.5	47.9	109.2	90.2
Revenue growth YoY FXN (1)	21.9%	22.9%	21.7%	22.5%
Non-GAAP subscription gross profit (2)(4)	42.2	33.7	81.0	63.1
Non-GAAP subscription gross profit margin (3)(4)	78.1%	75.3%	77.7%	74.6%
Non-GAAP income (loss) from operations (4)	6.4	(1.5)	9.4	(5.6)
Total number of employees	1,339	1,305	1,339	1,305

(1)

Calculated by using the average monthly exchange rates for the applicable months during 2023, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2024, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of Non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-646-968-2525 (Conference ID – 1918046 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company’s website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Subscription revenue	54.0	44.8	104.3	84.5
Subscription cost	(11.8)	(11.2)	(23.4)	(21.6)
Subscription gross profit	42.1	33.6	81.0	63.0
Share-based compensation	0.0	0.1	0.1	0.1
Non-GAAP subscription gross profit	42.2	33.7	81.0	63.1
Non-GAAP subscription gross margin	78.1%	75.3%	77.7%	74.6%

The following table presents a reconciliation of our Non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Sales & Marketing expense	(17.3)	(14.4)	(34.4)	(29.2)
Share-based compensation expense	0.9	1.1	2.0	2.4
Amortization of intangible related to acquisitions	0.3	0.3	0.6	0.6
Non-GAAP Sales & Marketing expense	(16.0)	(13.1)	(31.9)	(26.3)

The following table presents a reconciliation of our Non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Research & Development expense	(14.2)	(16.3)	(27.0)	(30.3)
Share-based compensation expense	1.2	1.8	1.4	3.7
Amortization of intangible related to acquisitions	0.1	0.3	0.3	0.6
Non-GAAP Research & Development expense	(12.9)	(14.2)	(25.3)	(26.0)

The following table presents a reconciliation of our Non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
General & Administrative expense	(8.8)	(8.2)	(17.9)	(16.2)
Share-based compensation expense	2.0	1.7	4.6	3.4
Amortization of intangible related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.8)	(6.5)	(13.4)	(12.7)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Income (loss) from operations	1.7	(7.1)	0.1	(16.8)
Share-based compensation expense	4.3	4.7	8.4	9.8
Amortization of intangibles related to acquisitions	0.4	0.8	0.9	1.4
Non-GAAP income (loss) from operations	6.4	(1.5)	9.4	(5.6)

The following table presents a reconciliation of our free cash flow to net cash provided by (used in) operating activities for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Net cash provided by (used in) operating activities	3.8	(3.3)	6.4	(8.2)
Acquisitions of property and equipment	(0.5)	(0.0)	(1.3)	(0.2)
Free cash flow	3.2	(3.3)	5.1	(8.4)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended June 30, 2024:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2Q24	2Q23	% Change	2Q24	2Q23	% Change
Subscription revenue	54.0	44.8	20.6%	55.8	44.8	24.7%
Services revenue	2.6	3.1	(17.9)%	2.6	3.1	(17.2)%
Total revenue	56.5	47.9	18.1%	58.4	47.9	21.9%
Gross profit	41.6	32.4	28.5%	43.3	32.4	33.7%
Income (loss) from operations	1.7	(7.1)	na	2.8	(7.1)	na

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting, “Interim Financial Reporting” nor a financial statement as defined by IFRS Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability.

VTEX is trusted by 2,600 global B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,500 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of profit or loss (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Subscription revenue	53,985	44,772	104,347	84,534
Services revenue	2,556	3,114	4,842	5,634
Total revenue	56,541	47,886	109,189	90,168
Subscription cost	(11,842)	(11,153)	(23,381)	(21,553)
Services cost	(3,080)	(4,353)	(6,301)	(8,519)
Total cost	(14,922)	(15,506)	(29,682)	(30,072)
Gross profit	41,619	32,380	79,507	60,096
Operating expenses
General and administrative	(8,767)	(8,242)	(17,939)	(16,167)
Sales and marketing	(17,252)	(14,449)	(34,444)	(29,231)
Research and development	(14,236)	(16,305)	(26,964)	(30,264)
Other income (losses)	331	(511)	(55)	(1,265)
Income (loss) from operations	1,695	(7,127)	105	(16,831)
Financial income	10,342	9,240	19,444	16,599
Financial expense	(7,551)	(9,126)	(20,047)	(15,029)
Financial result, net	2,791	114	(603)	1,570
Equity results	(16)	367	2	708
Income (loss) before income tax	4,470	(6,646)	(496)	(14,553)
Income tax
Current	73	(1,697)	(181)	(2,267)
Deferred	386	1,733	3,152	2,282
Total income tax	459	36	2,971	15
Net income (loss) for the period	4,929	(6,610)	2,475	(14,538)
Attributable to controlling shareholders	4,935	(6,611)	2,489	(14,539)
Non-controlling interest	(6)	1	(14)	1
Earnings (loss) per share
Basic earnings (loss) per share	0.027	(0.035)	0.013	(0.077)
Diluted earnings (loss) per share	0.026	(0.035)	0.013	(0.077)

VTEX

Condensed consolidated interim balance sheets (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	22,910	28,035
Short-term investments	192,489	181,374
Trade receivables	49,100	44,122
Recoverable taxes	9,462	6,499
Deferred commissions	1,315	1,005
Prepaid expenses	3,716	5,143
Derivative financial instruments	48	53
Other current assets	249	22
Total current assets	279,289	266,253
Non-current assets
Long-term investments	3,635	2,000
Trade receivables	9,386	7,415
Deferred tax assets	21,274	19,926
Prepaid expenses	96	155
Recoverable taxes	4,373	4,454
Deferred commissions	3,842	2,924
Other non-current assets	792	902
Right-of-use assets	2,464	3,277
Property and equipment, net	2,950	2,697
Intangible assets, net	27,331	30,024
Investments in joint venture	—	1,118
Total non-current assets	76,143	74,892
Total assets	355,432	341,145

	June 30, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,332	39,728
Taxes payable	6,778	8,219
Lease liabilities	1,607	1,863
Deferred revenue	28,575	25,948
Other current liabilities	1,046	1,486
Total current liabilities	77,338	77,244
Non-current liabilities
Accounts payable and accrued expenses	2,305	1,632
Taxes payable	83	—
Lease liabilities	1,470	2,233
Deferred revenue	19,449	16,584
Deferred tax liabilities	3,422	2,668
Other non-current liabilities	408	452
Total non-current liabilities	27,137	23,569
EQUITY
Issued capital	18	18
Capital reserve	377,857	370,821
Other reserves	609	(486)
Accumulated losses	(127,571)	(130,060)
Equity attributable to VTEX’s shareholders	250,913	240,293
Non-controlling interests	44	39
Total shareholders’ equity	250,957	240,332
Total liabilities and equity	355,432	341,145

VTEX

Condensed consolidated interim statements of cash flows (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2024	June 30, 2023
Net income (loss) for the period	2,475	(14,538)
Adjustments for:
Depreciation and amortization	2,228	2,494
Deferred income tax	(3,152)	(2,282)
Loss on disposal of rights of use, property, equipment, and intangible assets	128	612
Expected credit losses from trade receivables	479	737
Share-based compensation	6,970	7,621
Provision for payroll taxes (share-based compensation)	1,426	1,320
Adjustment of hyperinflation	5,785	4,860
Equity results	(2)	(708)
Accrued interest	(10,510)	(5,055)
Fair value gains	(524)	(5,450)
Others and foreign exchange, net	5,762	2,439
Change in operating assets and liabilities
Trade receivables	(12,987)	(6,609)
Recoverable taxes	(4,673)	(119)
Prepaid expenses	1,141	488
Other assets	(1,074)	(64)
Accounts payable and accrued expenses	1,836	(1,388)
Taxes payable	627	1,108
Deferred revenue	10,255	6,170
Other liabilities	841	227
Cash provided by (used in) operating activities	7,031	(8,137)
Income tax paid	(632)	(37)
Net cash provided by (used in) operating activities	6,399	(8,174)
Cash flows from investing activities
Dividends received from joint venture	—	1,138
Proceeds from disposal of Joint Venture	1,026	—
Purchase of short and long-term investment	(67,538)	(21,273)
Redemption of short-term investment	60,593	118,311
Interest and dividends received from short-term investments	463	1,233
Acquisitions of property and equipment	(1,259)	(178)
Derivative financial instruments	(2,201)	(45)
Net cash provided by (used in) investing activities	(8,916)	99,186
Cash flows from financing activities
Changes in restricted cash	—	1,660
Proceeds from the exercise of stock options	1,399	88
Net-settlement of share-based payment	(1,624)	(932)
Buyback of shares	—	(13,841)
Payment of loans and financing	—	(1,238)
Interest paid	—	(5)
Principal elements of lease payments	(870)	(751)
Lease interest paid	(200)	(302)
Net cash used in financing activities	(1,295)	(15,321)
Net increase (decrease) in cash and cash equivalents	(3,812)	75,691
Cash and cash equivalents, beginning of the period	28,035	24,394
Effect of exchange rate changes	(1,313)	419
Cash and cash equivalents, end of the period	22,910	100,504
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	287	85
Transactions with non-controlling interests	19	43

Contact

Julia Vater Fernández

Investor Relations Director

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2024

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer